January 7, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:   Patheon Inc.

Schedule 13E-3

Filed December 5, 2013 by Patheon Inc., JLL/Delta Patheon

Holdings, L.P., JLL/Delta Patheon GP, Ltd., JLL Patheon

Co-Investment Fund, L.P., JLL Patheon Holdings, Coöperatief U.A., JLL Patheon Holdings, LLC, JLL Partners Fund V (Patheon), L.P., JLL Associates V (Patheon), L.P., JLL Associates G.P. V (Patheon), Ltd., JLL Partners Fund VI, L.P., JLL Partners Fund V, L.P., JLL Partners Fund VI (Patheon), L.P., JLL Partners Fund V (New Patheon), L.P., Koninklijke DSM N.V., and James C. Mullen

File No. 005-86695

Preliminary Schedule 14A

Filed December 5, 2013

File No. 000-54283

Dear Mr. Duchovny:

This letter is submitted on behalf of Patheon Inc. (the “Company”), in response to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of December 26, 2013 to Mr. Joseph L. Johnson, III, Esq. of Goodwin Procter (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface. Additionally for your convenience, a marked copy of the revised preliminary proxy statement and Amendment No. 1 to the Schedule 13E-3, each showing changes to the versions filed with the Commission on December 5, 2013, is enclosed.

Schedule 13E-3

Comment 1:

Please refile exhibits (d)(6) and (d)(7), including the Schedule A therefor.

Response 1:

The Company acknowledges the Staff’s comment and has refiled exhibit (d)(6), including the Schedule A therefor, and has filed each other individual voting agreement, including the Schedule A therefor, as exhibits (d)(7)(i) through (d)(7)(vii) as part of Amendment No. 1 to Schedule 13E-3 filed with the Commission.

Comment 2:

Please tell us whether Canco has been formed and whether you intend to include Canco as a filing person in the Schedule 13E-3.

Response 2:

Canco was formed on January 3, 2014 and has been added as a filing person in the Schedule 13E-3 pursuant to Amendment No. 1 to Schedule 13E-3 filed with the Commission and the Company has revised its disclosure accordingly.

Comment 3:

We note that Mr. Lytton and Mr. Grant will participate in the management of the combined, surviving company, may amend their employment agreements, and may participate in the Purchaser’s profit-sharing and/or equity incentive arrangements. Please provide us your detailed analysis explaining why you do not believe these individuals should be named as filing persons. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction.

Response 3:

In response to the Staff’s comment, Mr. Lytton and Mr. Grant have been added as filing persons in the Schedule 13E-3 pursuant to Amendment No. 1 to Schedule 13E-3 filed with the Commission and the Company has revised its disclosure accordingly.

Preliminary Proxy Statement

Comment 4:

Please fill in the blanks in your proxy statement.

Response 4:

The Company has revised its preliminary proxy statement, as filed with the Commission, and has filled in the remaining blanks, other than certain blanks that will be filled in prior to dissemination to shareholders in order to provide the most current information to the Company’s shareholders.

Summary Term Sheet, page 1

Comment 5:

Please revise this section and the “Questions and Answers” section to consolidate the information presented, avoid duplication and comply with Item 1001 of Regulation M-A.

Response 5:

In response to the Staff’s comments, the Company has revised the Summary Term Sheet and Questions and Answers sections to comply with Item 1001 of Regulation of M-A in the revised preliminary proxy statement filed with the Commission.

Comment 6:

We note that you begin using the defined term “Management Parties” on page 7 but only define it on page 152. Please include the definition of the term in the Summary Term Sheet.

Response 6:

The Company has defined the term “Management Parties” in the Summary Term Sheet in its revised preliminary proxy statement on page 7.

Questions and Answers, page 20

Comment 7:

Refer to the last question on page 24. Please revise your disclosure, in an appropriate location, to disclose whether sending the letters of transmittal and share certificates is typical of Canadian arrangements and to describe the consequences of a shareholder delivering the share certificates prior to the vote being held.

Response 7:

The Company has revised its disclosure regarding the letter of transmittal and delivery of share certificates to disclose that it is customary of Canadian Plans of Arrangement to distribute letters of transmittal in advance of the shareholder meeting and offer the opportunity for those documents to be returned in advance by shareholders. The Company’s disclosure has also been revised to describe the consequences of a shareholder delivering the share certificates prior to the vote being held. Please refer to the revised disclosure on pages 19 and 160 of the revised preliminary proxy statement filed with the Commission.

Special Factors

Comment 8:

Please revise your disclosure to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

Response 8:

The Company has revised its disclosure on pages 46 and 73 of its revised preliminary proxy statement in accordance with the Staff’s comments and Item 1013(c) of Regulation M-A.

Background to the Arrangement, page 26

Comment 9:

We note that members of your board and management held meetings relating to this transaction in January and February 2013. Please revise page 27 to explain why the board was apparently not informed of these meetings until March 2013.

Response 9:

The Company has revised its disclosure in response to the Staff’s comments on page 23 of the revised preliminary proxy statement.

Comment 10:

We note in the entry for June 17, 2013 that JLL was not interested in pursuing a transaction except the transaction with DSM and JLL Newco. Please disclose JLL’s reasons for such preference.

Response 10:

The Company has revised its disclosure in response to the Staff’s comments on page 27 of the revised preliminary proxy statement.

Comment 11:

Refer to the June 18, 2013 entry on page 31. We note that Mr. Lytton attended the meeting at which the mandate of the special committee was to be drafted. Please revise your disclosure to explain why a member of management, who had also expressed his interest in participating in the transaction, was part of the meeting.

Response 11:

The Company has revised its disclosure in response to the Staff’s comments on page 27 of the revised preliminary proxy statement.

Comment 12:

Refer to the July 3, 2013 entry on page 31. Given that the Independent Committee was formed to act on behalf of the entire board of directors, please revise this entry to explain why Mr. Viso received direct updates from management in spite of not being a member of the Independent Committee.

Response 12:

The Company has revised its disclosure in response to the Staff’s comments on page 28 of the revised preliminary proxy statement.

Comment 13:

We note that Mr. Mullen, Mr. Lytton and Mr. Grant held several meetings with representatives of various private equity firms. Given JLL’s position that it was only interested in the transaction with DSM, revise this section to explain the reasons these meetings were held.

Response 13:

The Company has revised its disclosure in response to the Staff’s comments on page 29 of the revised preliminary proxy statement.

Comment 14:

Refer to the September 4, 2013 entry. Please revise to explain why Management would report the results of its due diligence to the board and not the Independent Committee. Similarly, revise the September 27, 2013, October 8, 2013 and October 17, 2013 entries to explain why the activities described did not involve the Independent Committee.

Response 14:

The Company has revised its disclosure in response to the Staff’s comments on pages 31, 32 and 33 of the revised preliminary proxy statement.

Comment 15:

Please revise the entry for September 18, 2013 to describe the update provided to the Independent Committee.

Response 15:

The Company has revised its disclosure in response to the Staff’s comments on page 32 of the revised preliminary proxy statement.

Comment 16:

Please confirm supplementally that the projections referenced in the first paragraph of page 36 are the projections included on page 69 of your proxy statement.

Response 16:

The Company hereby confirms that the projections referenced on page 32 of the revised preliminary proxy statement are the same projections included on page 70 of its revised preliminary proxy statement.

Comment 17:

Please revise your disclosure to describe the proposed indicative terms included in the October 3, 2013 term sheet instead of referring to “certain” of them. Apply this comment also to the first October 29, 2013 entry and to the November 9, 2013 entry.

Response 17:

The Company has revised its disclosure in response to the Staff’s comments on pages 32, 35 and 36 of the revised preliminary proxy statement.

Comment 18:

Please revise your second entry for October 16, 2013 and to the first October 23, 2013 entry to clarify whether BMO Capital Markets provided written presentations and, if so, file the presentations as an exhibit to Schedule 13E-3. See Item 1016(c) of Regulation M-A. Also, provide the disclosure required by Item 1015(b)(6) of Regulation M-A in an appropriate location of your proxy statement.

Response 18:

The Company has revised its disclosure for the October 16th and October 23rd entries to state that BMO Capital Markets provided written presentations to the Independent Committee. The Company has filed those presentations as exhibits (c)(7) and (c)(8) to Amendment No. 1 to Schedule 13E-3, and has enclosed copies of both presentations with this letter and has revised its disclosure on pages 58-60 of the revised preliminary proxy statement to disclose the information required by Item 1015(b)(6) of Regulation M-A with respect to those presentations.

Comment 19:

Please revise the November 9, 2013 entry to disclose the executives to whom the management compensation arrangements were to apply.

Response 19:

The Company has revised its disclosure in response to the Staff’s comments on page 36 of the revised preliminary proxy statement.

Comment 20:

Please revise the November 11, 2013 entry to disclose why Mr. Viso determined not to invest in the Purchaser.

Response 20:

The Company has revised its disclosure in response to the Staff’s comments on page 36 of the revised preliminary proxy statement.

Comment 21:

Refer to the first November 18, 2013 entry. Revise this disclosure to explain why obtaining the agreement in caption (i) was significant or valuable given JLL’s stated position that it would not sell its shares in the company to a third party.

Response 21:

The Company has revised its disclosure in response to the Staff’s comments on page 37 of the revised preliminary proxy statement.

Position of the Independent Committee as to Fairness, page 41

Comment 22:

We note that the Independent Committee considered the analyses, Valuation and opinion from BMO Capital Markets and the analysis and opinion from RBC. We also note that the board adopted the Independent Committee analysis and conclusion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Independent Committee adopted the analyses, Valuation and opinion from BMO Capital Markets and the analysis and opinion from RBC as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response 22:

The Company has revised its disclosure on page 40 of the revised preliminary proxy statement to state that the Independent Committee adopted the analyses, valuation and opinion from BMO Capital Markets and the analysis and opinion from RBC as its own.

Comment 23:

On a related note, please address how any filing person relying on the Valuation and opinion of BMO Capital Markets and the opinion of RBC was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to the Minority Shareholders, which is defined to include some affiliated holders, rather than all security holders unaffiliated with the company.

Response 23:

In response to the Staff’s comments, we note that the price to be paid per Restricted Voting Share in the Arrangement is the same to all Shareholders. Secondly, the opinions of BMO Capital Markets and RBC addressed the fairness determination with respect to the “Minority Shareholders.” The “Minority Shareholders” for purposes of those opinions include all

Shareholders of the Company other than affiliates of JLL and James Mullen. Third, the Independent Committee and Board of Directors of the Company each concluded that the transaction was fair to all security holders unaffiliated with the Company, which is a narrower group of persons than the group of persons covered by the fairness opinions of BMO Capital Markets and RBC. The narrower group excludes not only affiliates of JLL and James Mullen but also executive officers and directors of the Company who are considered affiliates of the Company. Thus, the Independent Committee and the Board of Directors each determined that it could rely on the valuations and fairness opinion of RBC and BMO Capital Markets in reaching its fairness determination because those opinions covered each person covered by the fairness determination being made by the Independent Committee and the Board of Directors.

Comment 24:

Refer to the paragraph captioned “Terminal Value” on page 65. We note on page 20 of the RBC report (filed as an exhibit to Schedule 13E-3) that the results of RBC’s terminal value as they relate to the growth in perpetuity of free cash flow in the terminal year (for perpetual growth rates of 2% to 2.5% and WACC of 9$ to 11%) are mostly higher than the arrangement consideration. Please revise this section to describe what consideration the Independent Committee gave to such results.

Response 24:

The Company has revised its disclosure in response to the Staff’s comments on page 66 of the revised preliminary proxy statement.

Comment 25:

Please revise the bullet point at the bottom of page 44 and the top of page 45 to explain how the last sentence therein provides support for the fairness determination made by the Independent Committee.

Response 25:

The Company has revised its disclosure to reflect that the bullet point at the bottom of page 44 and the top of page 45 in its preliminary proxy statement filed with the Commission on December 5, 2013 was a potential negative factor in the view of the Independent Committee and is listed as such on page 45 of the revised preliminary proxy statement.

Comment 26:

Please revise the fifth full bullet point on 45 to explain how the negotiations of the Arrangement Agreement can be deemed to have been made at arm’s-length in light of the extensive involvement of management in the negotiations.

Response 26:

The Company has revised its disclosure in response to the Staff’s comments on page 42 of the revised preliminary proxy statement.

Comment 27:

Please revise the first and second full bullet point on 46 to explain how the factors described are supportive of the fairness determination in light of JLL’s stated position that it would not sell its shares to a third party. Apply this comment also to the similar disclosure in the last bullet point of page 71 as it relates to the fairness determination of the remaining filing persons.

Response 27:

The Company has revised its disclosure in response to the Staff’s comments on pages 43 and 75 of the revised preliminary proxy statement.

Comment 28:

Please revise this section to address the fair value of the transaction in relation to the company’s net book value and liquidation value. See instruction 2 to Item 1014 of Regulation M-A.

Response 28:

The Company has revised its disclosure in response to the Staff’s comments on page 77 of the revised preliminary proxy statement.

Fairness Opinion of RBC, page 60

Comment 29:

Please revise the first paragraph to disclose which “certain other events” present contingencies to RBC being paid its fee.

Response 29:

The Company has revised its disclosure in response to the Staff’s comments on page 61 of the revised preliminary proxy statement.

Comment 30:

Disclose the fees paid to an RBC affiliate in May 2013 in connection with the PGT offering. See Item 1015(b)(4) of Regulation M-A.

Response 30:

The Company has revised its disclosure in response to the Staff’s comments on page 61 of the revised preliminary proxy statement to disclose that the RBC affiliate received fees of US$611,310 in connection with the PGT offering.

Comment 31:

Please disclose briefly the results of the Sensitivity and Summary of DCF analyses referenced on page 65.

Response 31:

The Company has revised its disclosure in response to the Staff’s comments on pages 64 through 66 of the revised preliminary proxy statement.

Comment 32:

Please revise the Precedent Transaction analysis section to disclose that RBC evaluated three more comparables, per page 22 of the RBC report.

Response 32:

The Company has revised its disclosure in response to the Staff’s comments on page 66 of the revised preliminary proxy statement.

Comment 33:

Also, disclose the basis RBC relied upon to use 2013 EBITDA of $150 million and Pro Forma 2013 EBITDA of $178 million in the same analysis.

Response 33:

The Company has revised its disclosure in response to the Staff’s comments on page 66 of the revised preliminary proxy statement.

Patheon Financial Projections, page 67

Comment 34:

We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response 34:

The Company has revised its disclosure to provide the disclosure required by Rule 100 of Regulation G. Please see pages 71 and 72 of the revised preliminary proxy statement.

Interests of Our Directors and Executive Officers in the Arrangement, page 81

Comment 35:

Disclose the payment to be made to each director and executive officer resulting from their share and option ownership.

Response 35:

The Company has included the disclosure indicated by the Staff’s comments on pages 90 and 91 of the revised preliminary proxy statement.

Voting Agreements, page 87

Comment 36:

We note that 10 persons entered into the voting agreements. Please provide us your detailed legal analysis of the applicability of Section 14(a) of the Exchange Act and Regulation 14A to the negotiation and execution of those agreements.

Response 36:

Exchange Act Rule 14a-2(b)(2) exempts from Sections 14a-3 to 14a-6, 14a-8, 14a-10 and 14a-12 to 14a-15 of the Exchange Act solicitations made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten. Other than those persons who entered into the voting agreements, who may be deemed to have been solicited, no other persons were solicited. We also note that in Crouch v. Prior, 905 F. Supp. 248, 257 (D.V.I. 1995), the court stated that “to correctly count the number of persons solicited, the person soliciting the shares must determine how many voting entities or persons actually hold the voting rights for the shares being solicited.” In this case, Derek J. Watchhorn has sole voting rights to his Restricted Voting Shares and also to the Restricted Voting Shares held by DJW Investment Holdings Ltd., his personal investment vehicle. Under Crouch, as Mr. Watchhorn is the sole individual holding voting rights for that entity, he counts as only one person solicited for the purposes of Exchange Act Rule 14a-2(b)(2). Therefore, the number of “persons” subject to the Voting Agreement is nine and would fall within the exemption provided by Rule 14a-2(b)(2).

Other than the Voting Agreement with JLL Patheon Holdings, LLC, the Voting Agreements also satisfy the other portion of the Rule 14a-2(b)(2) test, as they were solicited by and on behalf of the Purchaser, rather than the registrant. With respect to the Voting Agreement with JLL Patheon Holdings, LLC, this Voting Agreement was entered into at the request of the Independent Committee, but was not a solicitation of votes. As JLL Patheon Holdings, LLC is an affiliate of the Purchaser, the Voting Agreement with JLL Patheon Holdings, LLC was simply a means to confirm that the Purchaser would remain committed to the transaction through the consummation thereof.

Additionally, the Company notes that in Question 239.13 of the Staff’s Securities Act Compliance & Disclosure Interpretations, the Staff recognized the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions. The Staff further noted that is has not objected to lock-up agreements that involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting securities of the company being acquired and the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target. All nine persons who executed the Voting Agreements are executive officers, directors, their family members or 5% stockholders of the Company, and collectively they own less than 100% of the outstanding voting equity of Patheon. While the Company is aware that Question 239.13 applies to a different context than the Arrangement, the Company believes the business reasons and rationale expressed in the answer are likewise applicable to the Arrangement, and accordingly should be taken into consideration in furtherance of the analysis discussed above.

Selected Historical Financial Data of Patheon Inc., page 120

Comment 37:

Revise this section to disclose the information required by Item 1010(c) of Regulation M-A, including quarterly information and the ratio of earnings to fixed charges and book value.

Response 37:

The Company has revised its disclosure to include quarterly information as of October 31, 2013 and the ratio of earnings to fixed charges starting on page 171 of the revised preliminary proxy statement. The net book value information as of October 31, 2013 (the most recent available balance sheet, as required by Item 1010(c)(5) of Regulation M-A) is provided on page 170 of the revised preliminary proxy statement.

The Management Parties, page 153

Comment 38:

Please fill in the blanks in the first sentence.

Response 38:

The Company has revised its disclosure on page 204 of the revised preliminary proxy statement in accordance with the Staff’s comments.

Additional Disclosure Required by Schedule 13e-3, page 155

Comment 39:

You disclose in the first sentence that JLL Fund V and DSM may be deemed to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” or “are deemed” to be affiliates of the company.

Response 39:

The Company has revised its disclosure to state that JLL Fund VI is making the disclosure in the applicable section for the purpose of complying with the requirements of Rule 13e-3 under the Exchange Act and has deleted the reference to being “deemed to be an affiliate of Patheon.” Please see the revised disclosure at page 143 of the revised preliminary proxy.

Opinion of JLL Fund VI’s Financial Advisor, page 155

Comment 40:

Please move this disclosure to the Special Factors section.

Response 40:

The Company has revised its disclosure to move this disclosure to the Special Factors section beginning on page 143 of the revised preliminary proxy statement.

* * * * * * * * *

Each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned, outside counsel to the Company, at (617) 570-1633 or by facsimile at (617) 523-1231, or Michael E. Lytton, Executive Vice President, Corporate Development and Strategy, and General Counsel of the Company, at (919) 226-3325 or by facsimile at (919) 226-3202.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III, Esq., Goodwin Procter LLP

cc: Michael E. Lytton, Executive Vice President, Corporate Development and Strategy, and General Counsel, Patheon Inc.